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                              December 18, 2023

       Sean Brownridge
       Associate, Schulte Roth & Zabel LLP
       Walt Disney Co.
       919 Third Avenue
       New York, NY 10022

                                                        Re: Walt Disney Co.
                                                            Soliciting
Materials filed pursuant to Rule 14a-12 by Trian Fund Management,
                                                            L.P. et al.
                                                            Filed December 14,
2023
                                                            File No. 001-38842

       Dear Sean Brownridge:

              We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to this comment by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Soliciting Materials filed pursuant to Rule 14a-12

       Press Release, page 1

   1. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual
basis must exist for each such opinion or belief. Support for opinions or beliefs should be
self-evident, disclosed in the proxy statement or provided to the staff on a supplemental
basis. Please provide the support described for the following disclosure:

                                                              that "...Disney
has woefully underperformed its peers and its potential";
                                                              that "[m]argins
in both Disney   s Direct-to-Consumer business and its consolidated
                                                            media operations
significantly lag peers"; and,
                                                              that "[t]he
Board, we believe, lacks objectivity as well as focus, alignment, and accountability."
 Sean Brownridge
FirstName LastNameSean   Brownridge
Walt Disney Co.
Comapany18,
December  NameWalt
              2023 Disney Co.
December
Page 2    18, 2023 Page 2
FirstName LastName
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Please direct any questions to Daniel Duchovny at 202-551-3619.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Mergers &
Acquisitions